SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER: 001-34999

CUSIP NUMBER: G67908 106

(Check One):	☐ Form 10-K ☒ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form N-SAR
☐ Form N-CSR

For Period Ended: December 31, 2018

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended: ________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

Ossen Innovation Co., Ltd.

Full name of registrant:

N/A

Former name if applicable:

518 Shangcheng Road, Floor 17

Address of principal executive office (Street and number):

Shanghai, 200120, People’s Republic of China

City, state and zip code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Company was unable, without unreasonable effort or expense, to file its Annual Report on Form 20-F for the period ended December 31, 2018 (the “Form 20-F”) by April 30, 2019. The Company requires additional time to gather information and finalize its financial statements. The Company expects to file the Form 20-F within the additional time allowed by this report.

PART IV -- OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Wei Hua	+86	(21) 6888-8886
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

During the year ended December 31, 2018, we had revenues of approximately $136.1 million as compared to revenues of approximately $132.4 million during year ended December 31, 2017, an increase of approximately $3.7 million, or 2.8%. The increase in our revenues during the year ended December 31, 2018 was mainly attributable to a 124.0% increase in sales of zinc coated PC wires and PC strands, partially offset by a 8.1% decrease in rare earth coated products, a 20.3% decrease in plain surface products and a 43.4% decrease in other products.

Our net income totaled approximately $11.4 million for the year ended December 31, 2018, as compared to approximately $5.9 million for the year ended December 31, 2017, an increase of 93.2%.

Ossen Innovation Co., Ltd.

 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 30, 2019	By	/s/ Wei Hua
Wei Hua
Chief Executive Officer

INSTRUCTION.  The form may be signed by an executive officer of the registrant or by any other duly authorized representative.  The name and title of the person signing the form shall be typed or printed beneath the signature.  If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal criminal violations. (See 18 U.S.C. 1001).